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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  _X_ Form 10-Q __ Form N-SAR
            __ Form N-CSR

                 For Period Ended: June 30, 2005
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

  READ INSTRUCTION (on back page) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Bancinsurance Corporation
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Full Name of Registrant


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Former Name if Applicable

250 East Broad Street, 10th Floor
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Address of Principal Executive Office (STREET AND NUMBER)

Columbus, OH 43215
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)     The reasons described in reasonable detail in Part III of this
      |          form could not be eliminated without unreasonable effort or
      |          expense;
      |
      |  (b)     The subject annual report, semi-annual report, transition
      |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR,
 __   |          or portion thereof, will be filed on or before the fifteenth
      |          calendar day following the prescribed due date; or the subject
      |          quarterly report of transition report on Form 10-Q, or portion
      |          thereof will be filed on or before the fifth calendar day
      |          following the prescribed due date; and
      |
      |  (c)     The accountant's statement or other exhibit required by Rule
      |          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

(Attach extra Sheets if Needed)

PART III

As previously reported, Bancinsurance Corporation (the "Company") was advised on February 4, 2005 by its then current independent registered public accounting firm, Ernst & Young LLP ("E&Y"), that 1) E&Y was withdrawing its audit reports for the years 2001-2003 for the Company and its wholly-owned subsidiaries, Ohio Indemnity Company ("Ohio Indemnity") and American Legal Publishing Corporation,
2) those audit reports and the completed interim reviews of the Company's 2004 quarterly filings on Form 10-Q should no longer be relied upon because of developments related to the Company's discontinued bond program, and 3) E&Y was unable to complete the audit of the Company's 2004 financial statements at this time.

Promptly thereafter, the Audit Committee of the Board of Directors of the Company (the "Audit Committee") commenced its own internal review of this matter and engaged Kirkpatrick & Lockhart Nicholson Graham LLP ("Kirkpatrick & Lockhart") to conduct a thorough review of each of the concerns raised by E&Y and report on this matter to the Audit Committee. On May 25, 2005, the Company announced that the Audit Committee had completed its investigation of the concerns raised by E&Y and Kirkpatrick & Lockhart had concluded that 1) there was no evidence to suggest that management intentionally withheld information from E&Y regarding the discontinued bond program or committed any intentional misconduct and 2) internal control deficiencies existed in the discontinued bond program.

As also previously reported, 1) on July 12, 2005, the Audit Committee dismissed E&Y as the Company's independent registered public accounting firm and engaged Daszkal Bolton LLP ("Daszkal") as the Company's independent registered public accounting firm for fiscal years 2001-2005 and 2) on March 29, 2005, the Securities and Exchange Commission (the "SEC") notified the Company that the SEC had converted its informal, non-public inquiry regarding the Company that was initiated in February 2005 into a formal order of private investigation. The Company continues to respond to the SEC's investigation and provide all required information.

As of the date hereof, the Company has been unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K") and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (the "1st Quarter Form 10-Q"). The Company is also unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (the "2nd Quarter Form 10-Q" and together with the 1st Quarter Form 10-Q, the "Form 10-Qs") by August 15, 2005, the prescribed due date for filing the 2nd Quarter Form 10-Q. The Company cannot complete the preparation and filing of the Form 10-K and the Form 10-Qs until Daszkal has completed 1) its audit of the Company's financial statements for the fiscal years ended December 31, 2002, 2003 and 2004 and 2) its review of the Company's financial statements for the quarterly periods ended March 31, 2005 and June 30, 2005. Upon Daszkal's completion of these audits and reviews, the Company intends to complete the preparation of the Form 10-K and the Form 10-Qs and then file them with the SEC as promptly as practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John S. Sokol                  614                228-2800
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
         __ Yes   _X_ No

         Annual Form 10-K for Fiscal Year Ended December 31, 2004;
         Form 10-Q for Quarter Ended March 31, 2005.
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _X_ Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

PART IV

Until Daszkal completes its audit of the Company's 2002, 2003 and 2004 financial statements and its review of the Company's financial statements for the quarterly periods ended March 31, 2005 and June 30, 2005, the Company cannot determine with reasonable certainty whether its earnings statement to be included in the 2nd Quarter Form 10-Q will reflect any significant change in results of operations compared to what was previously reported for the same period in 2004.

As reported in the Forms 12b-25 that the Company filed with respect to the Form 10-K and the 1st Quarter Form 10-Q, the Company anticipates a significant change in its results of operations for the periods covered by the Form 10-K and the 1st Quarter Form 10-Q compared to the results of operations previously reported for the 2003 fiscal year and the quarterly period ended on March 31, 2004, respectively, due, in each case, to expected increases in its loss reserves for the discontinued bond program. On August 15, 2005, Ohio Indemnity filed its unaudited statutory financial statements for the quarterly period ended June 30, 2005 with the National Association of Insurance Commissioners, A.M. Best Company and in the 48 states in which Ohio Indemnity is licensed. Pursuant to insurance regulatory requirements, these statutory financial statements were prepared in accordance with statutory accounting practices, which vary in certain respects from accounting principles generally accepted in the United States of America ("GAAP"). In the statutory financial statements for the quarterly period ended June 30, 2005, Ohio Indemnity reported $22.9 million of statutory loss reserves for the discontinued bond program at June 30, 2005, representing no change from the statutory loss reserves for the discontinued bond program at March 31, 2005, as previously reported in the Company's unaudited statutory financial statements for the quarterly period ended March 31, 2005.

The Form 10-K and the Form 10-Qs will be prepared on the basis of GAAP.
Although the Company believes that the GAAP loss reserves for the discontinued bond program at June 30, 2005 will, when ultimately determined, be substantially greater than what was previously reported as the GAAP loss reserves for the discontinued bond program at June 30, 2004, the Company does not expect the GAAP loss reserves for the discontinued bond program at June 30, 2005 to be significantly different from the GAAP loss reserves for the discontinued bond program at March 31, 2005. As a result, the Company expects the GAAP loss reserves for the discontinued bond program at June 30, 2005 1) will have a significant effect on the Company's financial condition at June 30, 2005 compared to what was previously reported by the Company at June 30, 2004, and 2) will not have a significant effect on the Company's results of operations for the quarterly period ended June 30, 2005 compared to what was previously reported for the same period in 2004.

Because Daszkal's audit of the Company's 2002, 2003 and 2004 financial statements and review of the Company's financial statements for the quarterly periods ended March 31, 2005 and June 30, 2005 are not complete, there can be no assurance that the financial information in this filing will not change upon the completion of the 2002, 2003 and 2004 audits and the first and second quarter 2005 quarterly reviews.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 16, 2005                 By: John S. Sokol
                                        ---------------------------------------
                                     Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).